ION Networks, Inc.
120 Corporate Boulevard
South Plainfield, NJ 07080

July 11, 2005

Ms. Barbara C. Jacobs
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance-Mail Stop 4-6
Washington DC 20549

Via Edgar Correspondence and Federal Express

Re:	ION Networks, Inc. Registration Statement on Form SB-2
SEC File No. 333-124274

Dear Ms. Jacobs:

Reference is made to your comment letter dated July 5, 2005, addressed to Norman E. Corn, and relating to Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement"), the Form 10-KSB of ION Networks, Inc. (the "Company") for the fiscal year ended December 31, 2004, as amended (the "10-KSB") and the Form 10-QSB of the Company for the fiscal quarter ended March 31, 2005, as amended (the "10-QSB").

We are filing via the EDGAR system our responses to the comments in your letter related to the above referenced registration and reports. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in your comment letter. To the extent indicated, we propose to amend our registration and Form 10-KSB in accordance with our response. For your convenience, enclosed are two marked and two clean copies of the amendment to the Registration Statement, the amendment to the Form 10-KSB and the amendment to the Form 10-QSB.

Please call if you have any questions or further comments.

Very truly yours,

Patrick E. Delaney
Chief Financial Officer

FORM SB-2

Selling Stockholders, pg. 29

1.
The Company engaged Lipman Capital Group, Inc. (“LCG”) as an independent contractor in August of 2001 for a ten month period and compensated LCG a total of $60,450 in cash plus 5-year warrants to purchase 48,000 shares of the Company’s Common Stock at an exercise price of $0.62 per share, which was the fair market value of the stock at the time of issuance of the warrants.

LCG’s duties were to act as a financial consultant to the Company, primarily performing investor relation activities to establish a methodology and assist with the execution of plans designed to increase the awareness of the Company within the investment community.

We have included the above disclosure in the Selling Stockholders section of Amendment No. 2 to the Registration Statement.

The Financial Consulting Agreement was not filed as an exhibit to this Registration Statement due to the fact that it had expired in June of 2002 and due to the fact that the agreement was not deemed material to the Company during the time it was in effect. However, the Form of Warrant Agreement is filed as it is still in effect, (see Exhibit 4.5).

2.	We have complied with this comment as reflected in Amendment No. 2 to the Registration Statement.

FORM 10-KSB/A

Management's Discussion and Analysis or Plan of Operations, pg. 17

3.	We have complied with this comment as reflected in Amendment No. 2 to the Registration Statement and Form 10-KSB.

4.	We have complied with this comment as reflected in Amendment No. 2 to the Registration Statement, Form 10-KSB and Form 10-QSB.

Note 2 Summary of Significant Accounting Policies

Revenue Recognition, page 44

5.
The hardware products that the Company sells do not include PRIISMS. The hardware products have software operating systems that are independent of PRIISMS. PRIISMS is the Company’s network management and security software product that can be implemented by customers who either utilize ION hardware products or do not utilize ION hardware products in their network. The Company is indifferent as to which products customers purchase however there are network management and security benefits realized by customers who combine the PRIISMS software package with a deployment of appropriate ION hardware products.

Note 3 Restructuring, Asset Impairments and Other Credits, pg. 46

6.	We have complied with this comment as reflected in Amendment No. 2 to the Registration Statement and Form 10-KSB.

FORM 10-QSB

7.	We note your comment on your letter dated July 5, 2005.